300 South Grand Avenue, Suite 2600
Los Angeles, CA 90071
Telephone:  213-485-1500
Fax:  213-485-1200
www.lockelord.com

Neal H. Brockmeyer
Direct Telephone:  213-687-6774
Direct Fax:  213-341-6774
nbrockmeyer@lockelord.com

October 5, 2011

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Sonia Bednarowski

Re:	Location Based Technologies, Inc. Registration Statement on Form S-1 Filed August 26, 2011 File No. 333-176514

Ladies and Gentlemen:

On behalf of Location Based Technologies, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated September 14, 2011, relating to the above-referenced registration statement on Form S-1 that was filed on August 26, 2011.  On behalf of the Company, we are concurrently filing Amendment No. 1 to Form S-1 (the “Amendment”).  We are sending separately, with a copy of this letter, three clean and marked courtesy copies of the Amendment.

We have set forth the Staff’s comments in italicized print below, as set forth in the letter dated September 14, 2011, followed by the Company’s responses.

Prospectus Summary, page 3

1.  Please revise to include in one of your introductory paragraphs your net losses for the most recent audited period and interim stub.  In addition, please revise to disclose that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Securities and Exchange Commission
October 5, 2011

The Company has complied with the Staff’s comment by including the requested disclosures.

Risk Factors, page 6

An investor might lose its entire investment if we are unable to pay our obligations, page 11

2.  Please advise as to whether you are currently in default.  To the extent that you are, please revise this risk factor to discuss the specific obligations that are currently in default and address the risks that such defaults may have on your business and investors.  In this regard, we note your statement on page F-65 that as of May 31, 2011 you were in default in the payment of principal and unpaid accrued interest of your $625,000 Senior Secured Promissory Note, your statement on page F-65 that as of May 31, 2011 you were in default in the payment of principal and unpaid accrued interest of your $100,000 Senior Secured Promissory Note and your statement on page F-72 that as of May 31, 2011 you were in default in the payment of principal and unpaid accrued interest of your $300,000 Promissory Note.  In addition, please discuss the risk addressed in this risk factor in your Prospectus Summary section, including a discussion of the current status of your notes payable obligations.

The Company is currently engaged in litigation related to its non-payment of two senior secured promissory notes in favor of Gemini Master Fund, Ltd. in the original principal amounts of $625,000 and $100,000, respectively.  Except with respect to the two senior secured promissory notes in favor of Gemini Master Fund, Ltd., the Company is not currently in default of any of its debt obligations.

The Company has complied with the Staff’s comment by revising the relevant risk factor to discuss the Gemini Master Fund, Ltd. matter.  In addition, the Company has added language to the Prospectus Summary section addressing the risks disclosed in the relevant risk factor and disclosing the current status of the Company’s notes payable obligations.

Accompanying this letter is a letter from the Company requesting acceleration of the registration statement and providing the acknowledgement pursuant to the letter dated September 14, 2011 from the Staff.

Securities and Exchange Commission
October 5, 2011

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (213) 687-6774.  Your assistance in this matter is greatly appreciated.

Sincerely,

LOCKE LORD LLP

/s/  Neal H. Brockmeyer

Neal H. Brockmeyer

cc:           Mr. David Morse

Enclosures